[Adviser Letterhead]

December 26, 2013

Mr. Stacey E. Hong, President
Forum Funds II
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

CVR Portfolio Funds LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses and extraordinary expenses) for the CVR Dynamic Allocation Fund (the "Fund"), a series of the Forum Funds II (the "Trust"), do not exceed 1.65% and 1.90% of the average daily net assets for the Institutional Shares class and Investor Shares class, respectively, through March 31, 2015.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate March 31, 2015.

Very Truly Yours,
CVR Portfolio Funds, LLC

By: /s/ William Monaghan
Name: William Monaghan
Title: Managing Member